Exhibit 21.1

LIST OF SUBSIDIARIES

American Education Center, Inc., a New York corporation	100%
AEC Southern Management Co., LTD, an England and Wales company	100%
AEC Southern Management Limited, a Hong Kong Company	100%
AEC Southern (Shenzhen) Management Co. Ltd, a wholly owned foreign subsidiary pursuant to PRC laws	100%